SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated May 2, 2008 regarding the Continuing Connected Transactions of the Registrant.

1.2	Announcement dated May 6, 2008 regarding the Registrant’s key performance indicators for the quarter ended March 31, 2008.

1.3	Press release dated May 6, 2008 regarding the Registrant’s key performance indicators for the first quarter of 2008.

1.4	Announcement dated May 6, 2008 regarding the Poll Results of the Registrant’s Annual General Meeting held on May 6, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONTINUING CONNECTED TRANSACTIONS

On 2 May 2008, HTIHK, HTHK and HGC, all being wholly-owned subsidiaries of the Company, entered into Tenancy Renewal Agreements for renewal of the existing leases of the Premises for a further three-year term.

Each of the Landlords is a connected person of the Company by virtue of being an associate of HWL, a substantial shareholder of the Company. The Renewed Tenancies constitute continuing connected transactions for the Company.

As the percentage ratio for the annual cap in respect of the Renewed Tenancies, on an aggregated basis, is over 0.1% but less than 2.5%, the Renewed Tenancies are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement of the Listing Rules.

The Board announces that on 2 May 2008, three of the Company’s wholly-owned subsidiaries, HTIHK, HTHK and HGC, entered into the following Tenancy Renewal Agreements.

TENANCY RENEWAL AGREEMENTS

HTIHK Tenancy Renewal Agreement

Date:	2 May 2008

Parties:	(1) Landlords (2) HTIHK as tenant

Premises:	Whole of the 20th floor and portion of the 18th floor, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 20,000 square feet

Term:	Three years from 1 May 2008. The landlords may consider any request from the tenant for options to renew the tenancy for a further period of three years on terms to be agreed

Rental:	HK$6.05 per square foot of gross floor area per month, exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

1

Management Fees:	HK$2.1 per square foot of gross floor area per month, which is fixed for 2008 and subject to such adjustment of up to HK$2.4, HK$2.7 and HK$3.0 per square foot of gross floor area per month for 2009, 2010 and 2011 respectively as may be requested by the Landlords resulting from any increase in the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, which reflect a reasonable increment to the rent and fees charged under the expired tenancy, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2008, each of the financial years ending 31 December 2009 and 2010, and four months ending 30 April 2011 are HK$1.304 million, HK$2.028 million, HK$2.1 million and HK$0.724 million respectively

HTHK Tenancy Renewal Agreements

Date:	2 May 2008

Parties:	(1) Landlords (2) HTHK as tenant

Premises:	Whole of the 11th, 12th and 15th floors, and portion of the 5th, 7th, 8th, 16th, 18th and 19th floors, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 152,931 square feet

Term:	Three years from 1 May 2008. The Landlords may consider any request from the tenant for options to renew the tenancy for a further period of three years on terms to be agreed

Rental:	HK $7.59 per square foot of gross floor area per month for the 11th and 12th floors (aggregating approximately 55,270 square feet), HK$6.05 per square foot of gross floor area per month for the other areas (aggregating approximately 97,661 square feet), both exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

Management Fees:	HK$2.1 per square foot of gross floor area per month, which is fixed for 2008 and subject to such adjustment of up to HK$2.4, HK$2.7 and HK$3.0 per square foot of gross floor area per month for 2009, 2010 and 2011 respectively as may be requested by the Landlords resulting from any increase in the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, which reflect a reasonable increment to the rent and fees charged under the expired tenancy, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2008, each of the financial years ending 31 December 2009 and 2010, and four months ending 30 April 2011 are HK$10.653 million, HK$16.529 million, HK$17.080 million and HK$5.877 million respectively

2

HGC Tenancy Renewal Agreement

Date:	2 May 2008

Parties:	(1) Landlords (2) HGC as tenant

Premises:	Whole of the 9th, 10th and 17th floors and portion of the 5th, 6th, 8th, 16th, 18th and 19th floors, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 130,000 square feet

Term:	Three years from 1 May 2008. The Landlords may consider any request from the tenant for options to renew the tenancy for a further period of three years on terms to be agreed

Rental:	HK$6.05 per square foot of gross floor area per month, exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

Management Fees:	HK$2.1 per square foot of gross floor area per month, which is fixed for 2008 and subject to such adjustment of up to HK$2.4, HK$2.7 and HK$3.0 per square foot of gross floor area per month for 2009, 2010 and 2011 respectively as may be requested by the Landlords resulting from any increase in the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, which reflect a reasonable increment to the rent and fees charged under the expired tenancy, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2008, each of the financial years ending 31 December 2009 and 2010, and four months ending 30 April 2011 are HK$8.476 million, HK$13.182 million, HK$13.650 million and HK$4.706 million respectively

REASONS FOR, AND THE BENEFITS OF, THE CONTINUING CONNECTED TRANSACTIONS

Since 2005, the Premises, renamed the “Hutchison Telecom Tower”, have been occupied and used by the Group as its primary business office accommodating its daily operations in Hong Kong. The Tenancy Renewal Agreements represent a good opportunity for the Group to extend its right to use the Premises on fair and reasonable commercial terms.

The Board, including the independent non-executive Directors, consider that the Tenancy Renewal Agreements are entered into in the ordinary and usual course of business of the Company and the terms as contained therein (including the amount of the respective rents and maximum management fees chargeable thereunder) are normal commercial terms, which are arrived at after arm’s length negotiations between the parties and by reference to open market rent of properties of comparable size and location, and are fair and reasonable and in the interests of the Company and its shareholders taken as a whole.

3

GENERAL

The Group is a leading global provider of telecommunications services and currently operates mobile and fixed telecom services in Hong Kong and mobile services in Macau, Israel, Indonesia, Thailand, Sri Lanka, Vietnam and Ghana.

The business activities of the Landlords include property ownership, investment and leasing. Each of the Landlords is a connected person of the Company by virtue of being an associate of HWL, a substantial shareholder of the Company. Each Renewed Tenancy constitutes a continuing connected transaction for the Company under Listing Rule 14A.14. As the annual rental payable to the Landlords under the Tenancy Renewal Agreements, on an aggregated basis, represents over 0.1% but less than 2.5% of the applicable percentage ratios of the Company, the Renewed Tenancies are, according to Listing Rule 14A.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A.45 to 14A.47 for the Company and are exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“associate”	shall have the meaning ascribed to that term in the Listing Rules

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors for the time being of the Company

“Dragon View”	Dragon View Resources Limited, an indirect wholly-owned subsidiary of HWL, one of the Landlords

“Group”	the Company and its subsidiaries

“HGC”	Hutchison Global Communications Limited, an indirect wholly-owned subsidiary of the Company, the tenant under the HGC Tenancy Renewal Agreement

“HGC Premises”	the leased premises, the subject matter of the HGC Tenancy Renewal Agreement

“HGC Tenancy Renewal Agreement”	the tenancy agreement dated 2 May 2008 and made between the Landlords and HGC as the tenant

4

“HIT”	Hongkong International Terminals Limited, an indirect non wholly-owned subsidiary of HWL, one of the Landlords

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTHK”	Hutchison Telecommunications (Hong Kong) Limited, an indirect wholly-owned subsidiary of the Company, the tenant under the HTHK Tenancy Renewal Agreements

“HTHK Premises”	the leased premises, the subject matter of the HTHK Tenancy Renewal Agreements

“HTHK Tenancy Renewal Agreements”	the tenancy agreements both dated 2 May 2008 and made between the Landlords and HTHK as the tenant

“HTIHK”	Hutchison Telecommunications International (HK) Limited, a direct wholly-owned subsidiary of the Company, the tenant under the HTIHK Tenancy Renewal Agreement

“HTIHK Premises”	the leased premises, the subject matter of the HTIHK Tenancy Renewal Agreement

“HTIHK Tenancy Renewal Agreement”	the tenancy agreement dated 2 May 2008 and made between the Landlords and HTIHK as the tenant

“HWL”	Hutchison Whampoa Limited, a limited liability company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange, a substantial shareholder of the Company

“Landlords”	Dragon View and HIT, the joint landlords in each of the Tenancy Renewal Agreements

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Premises”	collectively, the HTIHK Premises, HTHK Premises and HGC Premises

“subsidiary”	shall have the meaning ascribed to that term in the Listing Rules

“substantial shareholder”	shall have the meaning ascribed to that expression in the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tenancy Agreements”	the tenancy agreements all dated 16 June 2005 and entered into between each of HTIHK, HTHK and HGC as the tenant and HIT as the landlord with respect to the existing leasing of the Premises each for a three-year term from 1 May 2005, subject to possible renewals for two successive periods of three years each on terms to be agreed

5

“Tenancy Renewal Agreements”	collectively, the HTIHK Tenancy Renewal Agreement, the HTHK Tenancy Renewal Agreements and the HGC Tenancy Renewal Agreement, and the tenancies renewed pursuant thereto are referred to as the “Renewed Tenancies”

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 2 May 2008

6

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER 2008

HIGHLIGHTS

•	Customer base increased to over 10.0 million

•	Like-for-like customer growth 6.2% quarter on quarter

•	Profit attributable to equity holders of the Company for the quarter was HK$310 million compared with a loss of HK$236 million in the same period last year

•	Strong growth of 3G customer base to 1.9 million

•	Indonesia network rollout proceeding as planned and showing good progress

•	GSM conversion started in Vietnam

In the first quarter the Group’s global customer base excluding Ghana and Vietnam increased 6.2% on a like-for-like basis to over 10 million. This reflected continued growth momentum particularly in Indonesia where the customer base increased 14.3% to approximately 2.3 million and 13% to approximately 1.3 million in Sri Lanka. The Group also saw continued growth in the 3G businesses where customers in Hong Kong and Israel recorded net additions of 66,000 and 120,000 respectively. At the end of the first quarter the Group has approximately 1,898,000 3G customers representing 18.9% of our total customer base.

On 18 March 2008 we announced the receipt of a new investment certificate from the People’s Committee of Hanoi City allowing our Vietnam operations to convert from CDMA technology to GSM. In the lead up to network conversion we stopped new customer recruitment during the quarter and started customer migration on 22 April 2008.

In light of separate strategic development relating to Vietnam operations and the impending completion of the sale of our Ghana operations as previously announced, the key performance indicators of both operations for the first quarter and preceding quarters have not been included in this announcement.

The unaudited consolidated profit attributable to equity holders of the Company in the first quarter was HK$310 million compared with a like-for-like loss of HK$236 million in the same period last year. The profit was driven primarily by the performance of the operations in Israel as well as the continuing strength of the New Israeli Shekel to the Hong Kong dollar.

1

OPERATIONS REVIEW

Hong Kong and Macau

Our Hong Kong and Macau operations continued to perform well during the quarter with net additions of 88,000 customers, taking the blended customer base to over 2.5 million. Strong growth in the 3G segment accounted for the vast majority of net additions. The blended 3G customer base increased to 1,145,000 at the end of the first quarter, representing a 6.1% increase quarter on quarter.

The first quarter in 2008 included Chinese New Year as well as Easter which meant fewer business days in the quarter, whereas in 2007 Easter fell in the second quarter. Holiday periods typically generating lower traffic as reflected by the lower reported Minutes of Use (“MOU”). Largely due to this factor, MOU fell by 6.1% compared with last quarter. In turn this led to a reduction in the blended Average Revenue Per User (“ARPU”) by a similar magnitude to HK$149. Postpaid ARPU was HK$208, a fall of 4.6% compared with last quarter but was 2.0% up year on year. This annual increase was weaker than expected due to lower MOU and higher promotional discounts. Nevertheless we saw more benefit to revenue and profitability growth through replacing handset subsidy costs with promotional discounts on SIM only sales.

Indonesia

In Indonesia, we continued our planned nationwide network rollout having extended coverage as well as improving our penetration and indoor coverage in major cities. We are on track to achieve the target of 6,000 base transmission sites by the end of 2008. This, together with the strategic moves we have taken over the past few months announced on 18 March 2008 with regard to the tower sale and tower leasing arrangements with other operators, leaves us well positioned to capture the growth potential in 2008.

Our Indonesian operations reported net customer additions of approximately 292,000 in the first quarter, or a 14.3% increase quarter on quarter, bringing the customer base to approximately 2,331,000. The first quarter is seasonally weaker in Indonesia, together with intensified competition the acceleration rate of customer growth therefore reduced during the quarter.

In the first quarter ARPU fell 6.7% to IDR 14,000. The decline was due partly to the distortion effect of heavily discounted on-net tariff which was adopted as our customer acquisition strategy in the previous quarters. In addition we saw an increase in the level of tariff competition in the first quarter which we responded to with increased promotional activity. Excluding promotional minutes gross ARPU was IDR 21,000. We have recently revised our pricing strategy to strike a better balance of the traffic mix and expect to see an improved ARPU resulted from these new tariff plans.

Average blended MOU increased 16.0% during the quarter to 181 minutes per month representing all inbound and outbound minutes of use whether paid or otherwise. Excluding promotional minutes, the outbound paid MOU was 64 minutes in the first quarter of 2008.

2

Israel

In the first quarter our Israeli operations Partner Communications Company Ltd. (“Partner”) reported a customer base of 2,823,000, a 1.3% decrease compared with the fourth quarter last year. During the quarter we adopted a tightened prepaid customer recognition policy which resulted in around 61,000 prepaid customers being removed from the customer base. Under the new policy a customer is recognised when the first call is made, instead of upon SIM activation. Partner’s postpaid customer base, mainly driven by strong growth in 3G customers, increased 1.9% quarterly to 2,108,000. In terms of the 3G segment, Partner registered net customer additions of 120,000 to 753,000, representing 36% of its total postpaid customer base. Excluding the prepaid customer de-recognition, on a like-for-like basis Partner’s total customer base would have seen approximately 1% growth during the quarter.

MOU in the first quarter increased by 4.1% compared with last quarter but the positive impact was offset by the downward pricing effect which was caused by additional rebates offered as short term promotions. As a result, ARPU for the quarter decreased by 1.3% quarterly to NIS 155 but was 1.3% higher than the same quarter last year reflecting higher 3G contribution in the total customer base.

This quarter was the first quarter Israel introduced Mobile Number Portability. Whilst the impact has not been significant in financial terms it did have an impact on churn which increased to 1.7% per month for the quarter compared with 1.3% in the previous quarter.

Sri Lanka

Our Sri Lankan operations, Hutchison Telecommunications Lanka (Private) Limited, recorded approximately 148,000 net additions during the quarter, taking the customer base to approximately 1,289,000. This represented a net growth of 13.0% compared with 13.9% in the previous quarter.

Reduced customer usage resulting from economic conditions together with the impact of the Mobile Service Levy imposed in the fourth quarter last year was reflected during the quarter with a 9.3% decline in MOU. The market had responded through cutting tariffs aimed to stimulate customer usage but it was not sufficient to offset the damping economic effects. As a result ARPU fell 20.2% quarter on quarter to LKR 193.

Thailand

Our Thailand operations continued its customer growth momentum. At the end of the quarter it had more than 1 million users of which 62.2% are now prepaid. ARPU continued to trend downwards with blended ARPU down 2.9% in the quarter against a 1.3% decline in MOU. Market competition is still intense which led to a decrease in ARPU in both postpaid and prepaid segments by 0.6% and 4.8% respectively. Furthermore, uncertainty continues to affect the status of the interconnect regime in Thailand which will further hinder the development of the business unless an equitable settlement is reached in the near future.

FOK Kin-ning, Canning

Chairman

Hong Kong, 6 May 2008

3

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Unaudited Key Performance Indicators for First Quarter 2008

Customer Base	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649	2,199	1,557	642
Indonesia	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625	—	—	—	—	—	—
Israel	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781	2,703	1,920	783
Sri Lanka	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002	819	—	819	685	—	685
Thailand	1,071	405	666	978	372	606	884	346	538	796	317	479	747	306	441

Total	10,029			9,445			8,599			6,587			6,334

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam is excluded.

ARPU[1]		Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	149	208	24	161	218	28	162	216	29	160	214	27	152	204	27
Indonesia	IDR (’000)	14	120	14	15	114	15	—	—	—	—	—	—	—	—	—
Israel	NIS	155	X	X	157	X	X	165	X	X	157	X	X	153	X	X
Sri Lanka	LKR	193	—	193	242	—	242	287	—	287	311	—	311	337	—	337
Thailand	THB	405	808	157	417	813	165	434	815	183	463	843	200	501	893	220

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam is excluded.

4

MOU[1]	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	461	655	43	491	680	49	506	691	51	490	673	47	475	653	47
Indonesia	181	128	181	156	71	156	—	—	—	—	—	—	—	—	—
Israel	359	X	X	345	X	X	343	X	X	331	X	X	323	X	X
Sri Lanka	78	—	78	86	—	86	100	—	100	113	—	113	123	—	123
Thailand	675	1,217	342	684	1,187	366	686	1,160	377	676	1,059	410	697	1,039	451

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam is excluded.

Churn[1]	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%
Indonesia	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—	—	—	—	—	—	—
Israel	1.7%	X	X	1.3%	X	X	1.1%	X	X	1.2%	X	X	1.5%	X	X
Sri Lanka	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%	2.5%	—	2.5%
Thailand	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam is excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Tim PENNINGTON Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 6 May 2008

5

Exhibit 1.3

Hutchison Telecom reports first quarter key performance indicators

Hong Kong, 6 May 2008 - Hutchison Telecommunications International Limited (“Hutchison Telecom”; “the Group”; SEHK: 2332; NYSE: HTX;) today announced its unaudited key performance indicators and consolidated profit attributable to equity holders of the Company for the quarter ended 31 March 2008.

The Group’s emerging market operations in Indonesia and Sri Lanka continued to provide momentum in customer acquisition in the first quarter where the base grew 14.3% to 2.3 million in Indonesia and 13% to 1.3 million in Sri Lanka. Excluding Ghana and Vietnam, the Group’s total customer base was over 10 million at the end of the quarter. This represents a 6.2% like-for-like quarterly growth. The growth in Indonesia and Sri Lanka was mainly fuelled by continued network expansion in both markets.

In established markets the Group’s operations reported sustained healthy growth in its customer base with most of the net additions from the 3G segment. In Hong Kong, the 3G customer base increased to 1,145,000 at the end of the first quarter representing a 6.1% quarterly growth. In Israel our operations also saw a strong growth in its 3G customer base of 19% in the quarter to 753,000.

During the quarter, increased level of promotional activities in Indonesia hindered our ARPU (average revenue per user) improvement, which dropped slightly from IDR15,000 to IDR14,000. Our operations in Sri Lanka also experienced attrition in ARPU due to the unfavourable economic situation.

Hong Kong operations’ ARPU was affected by seasonal factors particularly fewer business days in the first quarter, which led to a drop in MOU (‘minutes of use’). This drove postpaid ARPU down to HK$208. Nevertheless, 3G ARPU remained stable during the quarter demonstrating the emergence of established user habits in data content and services. In Israel our MOU increased by 4.1% in the quarter but the positive impact was mostly offset by short term promotional pricing during the quarter. Due to a higher percentage of 3G customers in Israel, ARPU for the quarter was 1.3% higher than the same period last year.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “We are pleased to present a set of healthy operational parameters in the first quarter despite it being a traditionally slower period. Our focus to achieve growth in Indonesia continued to show results while our strategy to win share in growth segments in Hong Kong and Israel is reinforcing our leading positions and so further setting us apart from competition.”

The Group also announced unaudited consolidated profit attributable to equity holders of the Company of HK$310 million for the quarter, compared with a like-for-like loss of HK$236 million for the same period last year.

-End-

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Unaudited Key Performance Indicators for First Quarter 2008

Customer Base	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649	2,199	1,557	642
Indonesia	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625	—	—	—	—	—	—
Israel	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781	2,703	1,920	783
Sri Lanka	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002	819	—	819	685	—	685
Thailand	1,071	405	666	978	372	606	884	346	538	796	317	479	747	306	441

Total	10,029			9,445			8,599			6,587			6,334

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam is excluded.

ARPU[1]		Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	149	208	24	161	218	28	162	216	29	160	214	27	152	204	27
Indonesia	IDR (’000)	14	120	14	15	114	15	—	—	—	—	—	—	—	—	—
Israel	NIS	155	X	X	157	X	X	165	X	X	157	X	X	153	X	X
Sri Lanka	LKR	193	—	193	242	—	242	287	—	287	311	—	311	337	—	337
Thailand	THB	405	808	157	417	813	165	434	815	183	463	843	200	501	893	220

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.
The monthly	ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam is excluded.

MOU[1]	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	461	655	43	491	680	49	506	691	51	490	673	47	475	653	47
Indonesia	181	128	181	156	71	156	—	—	—	—	—	—	—	—	—
Israel	359	X	X	345	X	X	343	X	X	331	X	X	323	X	X
Sri Lanka	78	—	78	86	—	86	100	—	100	113	—	113	123	—	123
Thailand	675	1,217	342	684	1,187	366	686	1,160	377	676	1,059	410	697	1,039	451

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam is excluded.

Churn[1]	Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007			Q1 2007 31 March 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%	4.3%	1.7%	9.2%
Indonesia	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—	—	—	—	—	—	—
Israel	1.7%	X	X	1.3%	X	X	1.1%	X	X	1.2%	X	X	1.5%	X	X
Sri Lanka	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%	2.5%	—	2.5%
Thailand	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%	6.6%	4.2%	8.2%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam is excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

3

Exhibit 1.4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNUAL GENERAL MEETING HELD ON 6 MAY 2008 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 6 May 2008 as follows:

Resolutions proposed at the AGM		No. of Votes (Approx. %)
		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2007.	4,228,065,276 99.9837%	688,569 0.0163%

The resolution was duly passed.

2 (a)	To re-elect Mr. CHAN Ting Yu as a director.	4,237,055,750 99.9553%	1,894,866 0.0447%
The resolution was duly passed.

2 (b)	To re-elect Mr. WONG King Fai, Peter as a director.	3,841,907,103 90.6313%	397,144,513 9.3687%
The resolution was duly passed.

2 (c)	To re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.	4,234,284,715 99.8903%	4,649,651 0.1097%
The resolution was duly passed.

2 (d)	To re-elect Mr. Frank John SIXT as a director.	3,839,412,528 90.5745%	399,544,583 9.4255%
The resolution was duly passed.

2 (e)	To re-elect Mr. John W. STANTON as a director.	4,263,664,506 99.9982%	76,635 0.0018%
The resolution was duly passed.

2 (f)	To re-elect Mr. Kevin WESTLEY as a director.	3,838,062,362 90.5422%	400,912,615 9.4578%
The resolution was duly passed.

2 (g)	To authorise the board of directors to fix the directors’ remuneration.	4,238,531,796 99.9933%	285,600 0.0067%
The resolution was duly passed.

3	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.	4,263,721,910 99.9989%	48,990 0.0011%

The resolution was duly passed.

4 (a)	Ordinary resolution on item 4(A) of the Notice of the AGM (To grant a general mandate to the directors of the Company to issue additional shares)	3,444,239,675 81.1958%	797,652,397 18.8042%

The resolution was duly passed as an ordinary resolution.

4 (b)	Ordinary resolution on item 4(B) of the Notice of the AGM (To grant a general mandate to the directors of the Company to repurchase shares of the Company)	4,263,740,803 99.9968%	134,529 0.0032%

The resolution was duly passed as an ordinary resolution.

1

4 (c)	Ordinary resolution on item 4(C) of the Notice of the AGM (To extend the general mandate to the directors of the Company to issue additional shares)	3,526,923,991 83.1462%	714,910,311 16.8538%

The resolution was duly passed as an ordinary resolution.

5	Ordinary resolution on item 5 of the Notice of the AGM (To approve the proposed refreshment of plan mandate limit of the 2004 Share Option Plan of Partner Communications Company Ltd.)	3,865,900,029 90.5003%	405,800,778 9.4997%

The resolution was duly passed as an ordinary resolution.

6	Ordinary resolution on item 6 of the Notice of the AGM (To approve the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd.)	3,865,686,299 90.4947%	406,041,578 9.5053%

The resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 4,786,246,209 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders of the Company to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the AGM.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih
Company Secretary

Hong Kong, 6 May 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

2